AMENDMENT AGREEMENT entered into as of the 23rd day of February, 2016 with effect as of February 10, 2016.

BETWEEN:	ROYAL CANADIAN MINT Ottawa. Ontario, Canada, a body corporate established by the Royal Canadian Mint Act, R.S.C. 1985, c.R-9. (hereinafter referred to as the “Mint”)

AND:	SPROTT ASSET MANAGEMENT LP For and on behalf of Sprott Physical Gold Trust, a trust organized under the laws of the province of Ontario. (hereinafter referred to as the “Customer”)

WHEREAS the Mint and the Customer entered into an agreement dated December 20th, 2012 and bearing number LS2012-482 for the provision of gold storage services by the Mint to the Customer (the “Agreement”); and

WHEREAS the Mint and the Customer wish to amend the Agreement as set forth herein.

NOW, THEREFORE, the parties hereto, for and in consideration of the mutual covenants and agreements herein contained, hereby agree as follows:

1.	Clause 1, “Definitions” is amended to include the following definitions:

“Evidence of Tampering” means visible external evidence of tampering to banded pallets and/or crates and/or boxes used to hold Property to be transported by the Mint’s designated carrier, including, but not limited to, evidence to the effect that one or more crates and/or boxes are not properly sealed.

“Notice of Refusal” means a written notice given by the Mint to the Customer informing the Customer that the Mint’s designated carrier refused to pick up a particular shipment of Property for reasons such as, but not limited to: (a) a discrepancy between: (i) the number of banded pallets, the number of sealed crates and/or the number of boxes as calculated/verified by the Mint’s designated carrier upon pick up; and (ii) the information the Customer provided in the relevant Initial Notice; and/or (b) the discovery of Evidence of Tampering in furtherance to the verifications made by the Mint’s designated carrier.

2.	Clause 4(a) is deleted and replaced with the following:

The Vice-President Sales, an officer of the Mint, is the Contracting Authority for the Mint.

3.	Clause 5(b) is deleted and replaced with the following:

From time to time, the Customer shall give written notice (hereinafter an “Initial Notice”) to the Mint of its intention to have Property picked up by the Mint’s designated carrier, delivered to and stored at the Mint’s Facility. The Initial Notice shall be delivered to the Mint at least four (4) Business Days prior to the Business Day the Customer intends for the Property to be picked up at the Customer’s facility. The Mint reserves the right to suggest an alternative date for pick up or refuse to have Property picked up in the event of storage capacity limitations.

In the event the Customer wishes to arrange for the transportation of Property to the Mint’s Facility, the Customer shall also provide an Initial Notice which shall be delivered to the Mint at least two (2) Business Days prior to the Business Day the Customer intends for the Property to be delivered at the Mint’s Facility. The Mint reserves the right to suggest an alternative receipt date for receipt, or refuse receipt of a delivery in the event of storage capacity limitations.

4.	Clause 5(c) is deleted and replaced with the following:

Initial Notices shall specify the amount, weight in fine and gross troy ounces, type, assay characteristics, bar numbers and bar brand(s) of the Property to be picked up by the Mint’s designated carrier (as applicable), delivered and stored at the Mint’s Facility. Assay characteristics shall be denoted in troy ounces to two (2) decimal places. The Customer agrees that it shall never conceal or misrepresent any material fact or circumstance concerning the Property to be picked up by the Mint’s designated carrier (as applicable), delivered and stored at the Mint’s Facility.

In addition:

(i)	where the Customer wishes that the Mint arranges for the transportation of Property to the Mint’s Facility, the Initial Notice shall specify the point of pickup, the desired date and time of pickup, the number of banded pallets, sealed crates and/or boxes, and the desired date and time of arrival at the Mint’s Facility; or

(ii)	where the Customer wishes to arrange for the transportation of Property to the Mint’s Facility itself, the Initial Notice shall specify the number of banded pallets, sealed crates and/or boxes, and the desired date and time of arrival at the Mint’s Facility. The Initial Notice shall also inform the Mint as to the identity of the armoured carrier company that will transport the Property on behalf of the Customer to the Mint’s Facility.

5.	Clause 5(d) is deleted and replaced with the following:

i.	Unless otherwise agreed to in writing between the parties or as otherwise specifically stated in this Agreement, all Transportation Costs to the Mint’s Facility shall be borne by the Customer.

ii.	When the Customer wishes to have Property picked up by the Mint’s designated carrier, delivered to and stored at the Mint’s Facility, the whole in accordance with sub-clause 5(b), the Mint shall contract for the transportation of Property to the Mint’s Facility and shall prepay Transportation Costs associated thereto. In such an event, the Customer shall, upon request, reimburse the Mint for all Transportation Costs associated therewith.

iii.	When the Customer wishes to have Property delivered to and stored at the Mint’s Facility but the Customer wishes to arrange for the transportation, the whole in accordance with sub-clause 5(b), the Customer shall contract for the transportation of Property to the Mint’s Facility and shall prepay Transportation Costs associated thereto.

iv.	The Customer shall contract for the transportation of Property from the Mint’s Facility and shall prepay Transportation Costs associated thereto (except when otherwise specified in the Agreement that the Transportation Costs shall be borne by the Mint).

6.	Clause 5(e) is deleted and replaced with the following:

If the Property arrives at the Mint’s Facility without the Customer having given an Initial Notice in relation thereto, the Mint may choose not to store such Property. In such an event, the Customer shall forthwith arrange for the return of said Property and provide the Mint with Returning Instructions.

7.	Clause 5(i) is deleted and replaced with the following:

The parties expressly understand and agree that the Mint does not assume any liability as to the authenticity or assay characteristics of any Property and/or in regards to any discrepancies identified between the weight, count and/or bar numbers of the Property as stated in the Initial Notice and the actual weight, count and bar numbers of the Property picked up by the Mint’s designated carrier (as applicable) / delivered to the Mint’s Facility.

8.	The following paragraph is added in clause 5:

Upon receiving an Initial Notice from the Customer where the Customer wishes the Mint to arrange for the transportation of Property to the Mint’s Facility, the Mint will contact its designated carrier to inform the latter of its intent to have Property picked up and delivered to the Mint’s Facility. The Customer understands that upon pick up of the Property, the Mint’s designated carrier will verify (a) whether the shipment shows any Evidence of Tampering; and (b) whether the number of banded pallets, sealed crates and/or boxes contained in the shipment corresponds to the number of banded pallets, sealed crates and/or boxes the Customer indicated in the applicable Initial Notice.  In the event the shipment shows Evidence of Tampering and/or a discrepancy between the number of banded pallets, sealed crates and/or boxes contained therein and the number of banded pallets, sealed crates and/or boxes the Customer indicated in the applicable Initial Notice, it is understood between the parties that the Mint’s designated carrier will not accept the shipment nor sign a receipt therefor and the Mint shall, as soon as possible, send a Notice of Refusal to the Customer. Conversely, where such verification shows no Evidence of Tampering and no such discrepancy, the Mint’s designated carrier will load the Property on the collecting vehicle, sign a receipt therefor and provide a copy to the Customer.

9.	Clause 9(b) is deleted and replaced with the following:

The Customer warrants that it has legal title to the Property to be picked up by the Mint’s designated carrier (as applicable), delivered to and stored at the Mint’s Facility or is the duly authorized agent of the owner of said Property, with the right in either instance to transfer possession of the Property to the Mint free and clear of all liens and encumbrances. The Customer shall indemnify and hold harmless the Mint, its directors, officers, employees, contractors and agents, from and against any damages, losses, injuries, costs and/or expenses and/or any claim, action, suit and/or other proceeding, including reasonable settlement, judgment and attorney’s fees, arising out of any breach of this warranty.

10.	Clause 11(a) is deleted and replaced with the following:

Except as otherwise provided in the Agreement, the Mint shall bear all risks of loss, destruction and/or damage to Property delivered to the Mint’s Facility (or to be delivered to the Mint’s Facility in the event the Mint arranges for the transportation of Property to the Mint’s Facility) for storage under the Agreement from the time said Property has been taken into the Mint’s possession and control, whether through physical delivery or through a Transfer of Allocated Storage, and in the event the Mint arranges for the transportation of the Property to the Mint’s Facility, from the time the Mint’s designated carrier signs a receipt therefor after the Property has been loaded on the collecting vehicle. Should the Mint discover a discrepancy during the verification process at the Mint’s Facility pursuant to Sub-Clause 5(f) between: (i) the weight in troy ounces of the Property as determined by the Mint; and (ii) the information stated in the Initial Notice, the Mint’s liability under the Agreement shall be immediately adjusted to the weight in troy ounces of the Property as determined by the Mint upon the issuance by the Mint of a Notice of Discrepancy. In no event shall the Mint be liable for: Property that was not actually taken into the Mint’s possession and control, whether through physical delivery or through a Transfer of Allocated Storage, and in the event the Mint arranges for the transportation of the Property to the Mint’s Facility, for Property that was not actually taken into the Mint’s designated carrier’s possession and control. The Mint’s liability shall terminate in respect of any portion of the Property upon expiration or termination of the Agreement, whether or not the Property remains in the Mint’s Facility, upon transfer of the Property under a Transfer of Allocated Storage, as requested by the Customer, or upon remittance to the Customer’s carrier or representative in the event of a Withdrawal or return of the Property in accordance with this Agreement.

11.	Clause 19 of the Agreement is amended by replacing the address for the Mint with the following:

“If to the Mint:

Todd Reinberger, Director,
Inventory Management & Controls
Royal Canadian Mint
320 Sussex Drive
Ottawa, ON, K1A 0G8
Facsimile:  (613) 998-1330
 E-mail: Reinberger@mint.ca”

12.	The pricing table under Schedule A of the Agreement is deleted and replaced with the following:

Gold	Quantity of Bars	Storage Fee Per Bar Per Month (USD)
London Good Delivery Bars	0-3,000 Bars	$20.00
	3,001-5,000 bars	$16.00
	5,001-10,000 bars	$15.00
	10,001 + bars	$14.00

Minimum storage fee of $75.00 per month.
For clarity, the above storage fees are progressive e.g. if a total of 4,000 bars are stored, the base storage fees will be calculated as follows: ((3,000 x $20) + (1,000 x $16)) = $76,000

MISCELLANEOUS CHARGES:

Deposit fee for incoming bars arriving in large quantities through the Customer’s acquisition of new business	USD $5.00 per bar

Deposit fee for incoming bars arriving through the Customer’s normal course of business	USD $0.00 per bar

Withdrawal fee	USD $4.00 per bar
Transfer of Allocated Storage	USD $50.00 per transfer
Banding – Steel	USD $2.50 per strap (min. 2 straps per pallet)

Banding – Poly	USD $2.00 per strap (min. 2 straps per units)
Repacking Pallet	USD $50.00 per pallet packing fee

13.	All other terms and conditions provided in the Agreement remain unchanged and in full force and effect.

14.	This amendment agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed will be deemed to be an original and all of which taken together will constitute one and the same agreement. Delivery by facsimile or by electronic transmission in portable document format (PDF) of an executed counterpart of this amendment agreement is as effective as delivery of an originally executed counterpart of this amendment agreement.

IN WITNESS WHEREOF the parties are signing this amendment agreement through their duly authorized representatives.

ROYAL CANADIAN MINT	SPROTT ASSET MANAGEMENT LP

Banding – Poly	USD $2.00 per strap (min. 2 straps per units)
Repacking Pallet	USD $50.00 per pallet packing fee

13.	All other terms and conditions provided in the Agreement remain unchanged and in full force and effect.

14.	This amendment agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed will be deemed to be an original and all of which taken together will constitute one and the same agreement. Delivery by facsimile or by electronic transmission in portable document format (PDF) of an executed counterpart of this amendment agreement is as effective as delivery of an originally executed counterpart of this amendment agreement.

IN WITNESS WHEREOF the parties are signing this amendment agreement through their duly authorized representatives.

ROYAL CANADIAN MINT	SPROTT ASSET MANAGEMENT LP